SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2005
Commission File Number: 33-99284

STENA AB (PUBL)

(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

.......................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes........................ No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

..........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2005	By: /s/ Svante Carlsson

Name: Svante Carlsson Title: Chief Financial Officer and Executive Vice President

Stena AB and Consolidated Subsidiaries

Forward-looking statements

        This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

        Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions;

-	unanticipated changes in laws and regulations;

-	changes in currency exchange rates and interest rates;

-	risks incedent to vessel operations, including discharge of pollutants;

-	introduction of competing products by other companies;

-	changes in trading or travel patterns;

-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;

-	changes in business strategy; and

-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

        The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Income Statements for the three month periods ended March 31, 2004 and March 31, 2005	3
Condensed Consolidated Balance Sheets as of December 31, 2004 and March 31, 2005	4
Condensed Consolidated Statements of Cash Flow for the three month periods ended March 31, 2004 and March 31, 2005	5
Notes to Condensed Consolidated Financial Statements	6 - 9
OPERATING AND FINANCIAL REVIEW	10 - 20

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements

	Three month periods ended
	March 31, 2004	March 31, 2005
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,623	1,745	247
Drilling	341	374	53
Shipping	797	979	139
Net gain on sale of vessels	66	—	—
Total shipping	863	979	139
Property	230	487	69
Net gain on sale of properties	20	48	7
Total property	250	535	76
Other	—	151	21
Total revenues	3,077	3,784	536

Direct operating expenses:
Ferry operations	(1,368)	(1,450)	(205)
Drilling	(209)	(294)	(42)
Shipping	(453)	(628)	(89)
Property	(110)	(223)	(32)
Other	—	(138)	(20)
Total direct operating expenses	(2,140)	(2,733)	(388)

Selling and administrative expenses	(368)	(426)	(60)
Depreciation and amortization	(391)	(417)	(59)

Total operating expenses	(2,899)	(3,576)	(507)

Income from operations	178	208	29
Financial income and expense:
Dividends received	4	7	1
Gain (loss) on securities, net	77	15	2
Interest income	20	42	6
Interest expense	(201)	(289)	(41)
Foreign exchange gains (losses), net	7	14	2
Other financial income (expense), net	61	6	1

Total financial income and expense	(32)	(205)	(29)

Income before taxes	146	3	—
Income taxes	20	(8)	(1)

Net income (loss)	166	(5)	(1)

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets

	Three month periods ended
	March 31, 2004	March 31, 2005
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	410	413	58
Tangible fixed assets:
Vessels	12,747	13,373	1,893
Construction in progress	501	507	72
Equipment	587	611	86
Property	18,699	18,675	2,644
Total tangible fixed assets	32,534	33,166	4,695
Financial fixed assets:
Investment in affiliated companies	120	153	22
Marketable securities	1,539	2,021	286
Other assets	1,108	1,197	170
Total financial fixed assets	2,767	3,371	478
Total noncurrent assets	35,711	36,950	5,231
Current assets:
Inventories	226	241	34
Trade debtors	953	1,094	155
Other receivables	764	760	108
Prepaid expenses and accrued income	819	956	135
Short-term investments	995	1,318	187
Cash and cash equivalents	2,380	716	101
Total current assets	6,137	5,085	720
Total assets	41,848	42,035	5,951
STOCKHOLDERS´ EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock	5	5	1
Reserves	13,197	13,346	1,889
Total stockholders' equity	13,202	13,351	1,890
Provisions:
Deferred income taxes	2,097	2,069	293
Pension liabilities	399	404	57
Total provisions	2,496	2,473	350
Noncurrent liabilities:
Long-term debt	17,421	17,021	2,410
Senior notes	4,088	4,291	607
Capitalized lease obligations	1,259	1,294	183
Other noncurrent liabilities	143	149	21
Total noncurrent liabilities	22,911	22,755	3,221
Current liabilities:
Short-term debt	218	287	41
Capitalized lease obligations	38	39	6
Trade accounts payable	503	458	65
Income tax payable	120	127	18
Other	461	410	58
Accrued costs and prepaid income	1,899	2,135	302
Total current liabilities	3,239	3,456	490

Total stockholders' equity and liabilities	41,848	42,035	5,951

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow

	Three month periods ended
	March 31, 2004	March 31, 2005
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income (loss)	166	(5)	(1)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	391	417	59
Gain on sale of property, vessels and equipment	(86)	(48)	(7)
Gain on securities, net	(77)	(14)	(2)
Unrealized foreign exchange (gains) losses	(96)	50	7
Deferred income taxes	(29)	(26)	(4)
Other non cash items	(66)	(33)	(5)
Net cash flows from trading securities	(290)	(657)	(93)
Changes in assets and liabilities:
Receivables	(221)	(91)	(13)
Prepaid expenses and accrued income	(250)	(131)	(18)
Inventories	(13)	(13)	(2)
Trade accounts payable	79	(54)	(8)
Accrued costs and prepaid income	181	225	32
Income tax payable	1	4	1
Other current liabilities	(64)	11	2
Net cash used in operating activities	(374)	(366)	(52)

Net cash flows from investing activities:
Purchase of intangible assets	—	(13)	(2)
Cash proceeds from sale of property, vessels and equipment	300	169	24
Capital expenditure on property, vessels and equipment	(1,260)	(626)	(89)
Purchase of subsidiaries, net of cash acquired	—	(3)	—
Proceeds from sale of securities	151	140	20
Purchase of securities	(629)	(196)	(28)
Increase of non-current assets	(9)	(39)	(6)
Other investing activities	(5)	(6)	(1)
Net cash used in investing activities	(1,452)	(574)	(82)

Net cash flows from financing activities:
Proceeds from issuance of debt	407	8	1
Principal payments on debt	(114)	(286)	(41)
Net change in borrowings on line-of-credit agreements	787	(467)	(66)
Principal payments on capital lease obligations	(11)	(9)	(1)
Net change in restricted cash accounts	(4)	11	2
Other financing activities	98	6	1
Net cash provided by/(used in) financing activities	1,163	(737)	(104)

Effect of exchange rate changes on cash and cash equivalents	12	13	2

Net change in cash and cash equivalents	(651)	(1,664)	(236)

Cash and cash equivalents at beginning of period	1,718	2,380	337

Cash and cash equivalents at end of period	1,067	716	101

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 1    Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($) using the noon buying rate on March 31, 2005 of $1 = SEK 7.0640.

Note 2    Segment information

	Three month periods ended March 31,
	2004	2005
Income from operations:
Ferry operations	(169)	(105)
Drilling	(40)	(95)
Shipping: Roll-on/Roll-off vessels	8	34
Crude oil tankers	248	208
Other shipping	(3)	(6)
Net gain on sale of vessels	66	—
Total shipping	319	236
Property	86	183
Net gain on sale of properties	20	48
Total property	106	231
Other	(38)	(59)

Total	178	208

	Three month periods ended March 31,
	2004	2005
Depreciation and amortization:
Ferry operations	198	194
Drilling	141	135
Shipping: Roll-on/Roll-off vessels	23	29
Crude oil tankers	10	5
Other shipping	1	3
Total shipping	34	37
Property	16	43
Other	2	8

Total	391	417

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 2    Segment information, continued

	Three month periods ended March 31,
	2004	2005
Capital expenditures:
Ferry operations	328	91
Drilling	76	49
Shipping: Roll-on/Roll-off vessels	64	195
Crude oil tankers	712	207
Other shipping	2	13
Total shipping	778	415
Property	76	67
Other	2	4

Total	1,260	626

Note 3    Stockholders' Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2004 to March 31, 2005 are as follows:

	Capital stock	Restricted reserves	Unrestricted reserves	Total stockholders' equity
	(SEK in millions)
Balance at December 31, 2004	5	763	12,434	13,202
Transfers between reserves	—	146	(146)	—
Foreign currency translation adjustments	—	24	130	154
Net loss	—	—	(5)	(5)

Balance at March 31, 2005	5	933	12,413	13,351

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 4    US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated Financial Statements included in the Company's Form 6-K dated May 16, 2005. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

	Three month periods ended March 31,
(SEK in millions)	2004	2005

Net income (loss) under Swedish GAAP	166	(5)

Adjustments to reconcile to US GAAP:
Disposal of assets	(69)	21
Depreciation of properties	(16)	(47)
Investments in securitiesCrude oil tankers	(16)	7
Financial instruments	231	908
Purchase accounting Stena Line	(65)	9
Business combinations	—	3
Pensions	(5)	(8)
Deferred costs	4	3
Investments in VIEs	132	—
Others	4	4
Tax effect of US GAAP adjustments	(52)	(208)
Net income under US GAAP	314	687

	As of Dec 31, 2004	As of March 31, 2005
Stockholders´ equity under Swedish GAAP	13,202	13,351

Adjustments to reconcile to US GAAP:
Disposal of assets	(450)	(429)
Depreciation of properties	(481)	(529)
Investments in securitiesCrude oil tankers	319	638
Financial instruments	653	1,561
Purchase accounting Stena Line	(364)	(356)
Business combinations	15	19
Pensions	77	69
Deferred costs	(28)	(25)
Investments in VIEs	112	78
Others	(58)	(55)
Tax effect of US GAAP adjustments	(243)	(530)

Stockholders´ equity under US GAAP	12,754	13,792

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 4    US GAAP Information, continued

Comprehensive income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders´ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the three month periods ended March 31, 2004 and 2005 was SEK 640 million and SEK 1,038 million, respectively.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

Highlights of the first three months of 2005

In January 2005, the Company acquired the RoRo vessel Linda Rosa, built in Italy in 1996. The vessel continues its charter with Norse Merchant Ferries on the Irish Sea. In February the RoPax vessel Pride of Cherbourg was chartered from P&O Ferries and subsequently renamed the Stena Challenger. This vessel replaces the Stena Baltica on the Stena Line route Karlskrona-Gdynia during spring 2005, while the Stena Baltica is being rebuilt. After that, the Stena Challenger will be chartered out to a third party.

In March 2005, the Company entered into a Suezmax pooling agreement with Sonangol Shipping in Angola. The revenues from the pool will be split between the pool members in proportion to the number of tankers each delivered to the pool. The product tanker Stena Contest was delivered from the shipyard in Croatia and now operates on the spot market.

At the end of March 2005, properties were sold in the Netherlands for a price of approximately SEK 170 million.

SUBSEQUENT EVENTS

The fourth and final product tanker ordered in Croatia, the Stena Concept was delivered in April 2005 to operate on the spot market.

In April 2005, Stena Adactum signed an agreement to acquire the Swedish company Envac Centralsug AB ("Envac"), a company in the automated waste collection business, that develops and sells underground network systems for transportation of municipal and commercial waste. Envac operates in 16 countries and had sales in 2004 of SEK 727 million. The acquisition is subject to customary regulatory approvals.

In April 2005, five properties in Stockholm and one property in the south of Sweden were sold for a total price of approximately SEK 400 million.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 30% are generated in SEK. Also, approximately 30% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

Average rates:	Jan-Mar 2004	Jan-Mar 2005	Change
US $	7.35	6.92	(6)%
British pound	13.51	13.08	(3)%
Euro	9.19	9.07	(1)%

Closing rates:	As of Dec 31, 2004	As of March 31, 2005	Change
US $	6.6125	7.0600	7%
British pound	12.7100	13.2650	4%
Euro	9.0070	9.1380	1%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED
MARCH 31, 2004

Revenues

Total revenues increased SEK 707 million, or 23%, in the three months ended March 31, 2005 to SEK 3,784 million from SEK 3,077 million in the three months ended March 31, 2004, as a result of increased revenues in all business areas, partly offset by the strengthening of the SEK against the US dollar, the British pound and the euro.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 122 million, or 8%, in the three months ended March 31, 2005 to SEK 1,745 million from SEK 1,623 million in the three months ended March 31, 2004, mainly because of increased volumes in the freight business activity due to the acquisition of the Fleetwood-Larne ferry operation on the Irish Sea acquired from P&O in April 2004, partly offset by decreased volumes in onboard sales and the strengthening of the SEK against the British pound and the euro.

Drilling.    Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 33 million, or 10%, in the three months ended March 31, 2005 to SEK 374 million from SEK 341 million in the three months ended March 31, 2004, mainly due to new contracts for the Stena Dee and the Stena Spey, which had offhire periods in the three months ended March 31, 2004, and increased dayrate for the Stena Clyde, partly offset by reduced dayrate for the Stena Tay, an offhire period for the Stena Don due to repairs and the strengthening of the SEK against the US dollar. The change in dayrates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 182 million, or 23%, in the three months ended March 31, 2005 to SEK 979 million from SEK 797 million in the three months ended March 31, 2004. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 14 million to SEK 106 million from SEK 92 million, or 15%, mainly due to the charter hire received for the Stena Foreteller, which was used in the ferry operations in the first three months of 2004, and the charter hire received for the Linda Rosa which was delivered in January 2005, partly offset by the strengthening of the SEK, mainly against the euro. Revenues from crude oil tankers increased SEK 156 million, or 23%, in the three months ended March 31, 2005 to SEK 837 million from SEK 681 million in the three months ended March 31, 2004, mainly due to charter hire received for the additional tankers chartered in and the charter hire received for the Stena Contest which was delivered in March 2005, partly offset by the increase of the SEK with respect to the US dollar. In the three months ended March 31, 2005, an average of 32 tankers were chartered in, compared to an average of 25 tankers in the three months ended March 31, 2004.

Net Gain on Sale of Vessels, Shipping.    In the three months ended March 31, 2005, no vessel sales were made. In the three months ended March 31, 2004, gains of SEK 66 million were recorded on the sale of the RoRo vessel Chieftain.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by the the Company. Revenues from property operations increased SEK 257 million, or 112%, in the three months ended March 31, 2005 to SEK 487 million from SEK 230 million in the three months ended March 31, 2004, mainly due to the acquisition in August 2004 of Bostads AB Drott ("Drott"). Excluding Drott, revenues for the three months ended March 31, 2005 increased SEK 9 million, or 4%, to SEK 239 million.

Net Gain on Sale of Properties.    In the three months ended March 31, 2005, gains of SEK 48 million were recorded on the sale of properties. In the three months ended March 31, 2004, gains of SEK 20 million were recorded.

Stena AB and Consolidated Subsidiaries

Other.    Other revenues in the three months ended March 31, 2005 were SEK 151 million which includes SEK 140 million related to the garden center and flower business "Blomsterlandet" which was acquired in April 2004.

Direct operating expenses

Total direct operating expenses increased SEK 593 million in the three months ended March 31, 2005 to SEK 2,733 million from SEK 2,140 million in the three months ended March 31, 2004, or 28%, as a result of increased operating expenses in all operations except for the RoRo business, partly offset by the strengthening of the SEK with respect to the US dollar, the British pound and the euro.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 82 million, or 6%, in the three months ended March 31, 2005 to SEK 1,450 million from SEK 1,368 million in the three months ended March 31, 2004, mainly due to increased expenses in the freight business as a result of the acquisition in April 2004 of the Fleetwood-Larne ferry operation on the Irish Sea, partly offset by the strengthening of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the three months ended March 31, 2005 was 83% of revenues, as compared to 84% for the three months ended March 31, 2004.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 85 million, or 41%, in the three months ended March 31, 2005 to SEK 294 million from SEK 209 million in the three months ended March 31, 2004, mainly due to increased expenses for the Stena Dee, which was offhire in 2004, together with increased expenses for repair and maintenance for the other rigs, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses from drilling operations for the three months ended March 31, 2005 were 79% of drilling revenues as compared to 61% for the three months ended March 31, 2004.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 175 million, or 39%, in the three months ended March 31, 2005 to SEK 628 million from SEK 453 million in the three months ended March 31, 2004. Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 17 million, or (34)%, in the three months ended March 31, 2005 to SEK 33 million from SEK 50 million in the three months ended March 31, 2004, mainly due to reduced charterhire for the Svealand, which previously was chartered in but acquired by the Company in June 2004, and the sale of the RoRo vessels Stena Tender and Stena Timer in June 2004. Direct operating expenses associated with crude oil tankers increased SEK 196 million, or 49%, to SEK 594 million from SEK 398 million, mainly due to increased expenses resulting from a larger fleet and higher rates for chartered in vessels, partly offset by the strengthening of the SEK with respect to the US dollar. Direct operating expenses for crude oil operations for the three months ended March 31, 2005 were 71% of revenues, as compared to 58% for the three months ended March 31, 2004. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 113 million, or 103%, in the three months ended March 31, 2005 to SEK 223 million from SEK 110 million in the three months ended March 31, 2004, mainly due to the acquisition in August 2004 of Drott. Excluding Drott, direct operating expenses for the three months ended March 31, 2005 decreased SEK 4 million, or 4%, to SEK 106 million. Including Drott, direct operating expenses from property operations in the three months ended March 31, 2005 were 46% of property revenues, as compared to 48% for the three months ended March 31, 2004.

Other.    Other direct operating expenses in the three months ended March 31, 2005 of SEK 138 million relate entirely to the garden center and flower business "Blomsterlandet" acquired in April 2004.

Stena AB and Consolidated Subsidiaries

Selling and administrative expenses

Selling and administrative expenses increased SEK 58 million, or 16%, in the three months ended March 31, 2005 to SEK 426 million from SEK 368 million in the three months ended March 31, 2004. Excluding Drott and Blomsterlandet, selling and administrative expenses for the three months ended March 31, 2005 increased SEK 34 million, or 9%, to SEK 402 million, mainly due to increased personnel costs.

Depreciation and amortization

Depreciation and amortization charges increased SEK 26 million, or 7%, in the three months ended March 31, 2005 to SEK 417 million from SEK 391 million in the three months ended March 31, 2004. Excluding Drott and Blomsterlandet, depreciation and amortization charges for the three months ended March 31, 2005 decreased SEK 6 million, or (2)%, to SEK 385 million, mainly due to the strengthening of the SEK with respect to the US dollar, which impacted depreciation charges of the drilling rigs which are denominated in US dollars.

Financial income and expense, net

Financial income and expense, net decreased by SEK 173 million in the three months ended March 31, 2005 to SEK (205) million from SEK (32) million in the three months ended March 31, 2004.

Net gain (loss) on securities in the three months ended March 31, 2005 was SEK 15 million, of which SEK 14 million related to realized gains on marketable debt and equity securities and SEK 1 million related to the reversal of previously recorded unrealized losses. Net gain (loss) on securities in the three months ended March 31, 2004 amounted to SEK 77 million, of which SEK 68 million related to net realized gains on strategic equity shares and SEK 9 million related to the reversal of previously recorded unrealized losses.

Interest income in the three months ended March 31, 2005 increased SEK 22 million to SEK 42 million from SEK 20 million in the three months ended March 31, 2004, mainly related to increased investments in bonds.

Interest expense for the three months ended March 31, 2005 increased SEK 88 million to SEK (289) million from SEK (201) million for the three months ended March 31, 2004. Excluding Drott and Blomsterlandet, interest expense for the three months ended March 31, 2005 decreased SEK 47 million to SEK (154) million.

During the three months ended March 31, 2005, we had foreign exchange gains, net of SEK 14 million consisting of gains of SEK 11 million from currency trading and gains of SEK 3 million from translation differences. In the three months ended March 31, 2004, the Company had foreign exchange gains, net of SEK 7 million, of which gains of SEK 15 million from currency trading and losses of SEK (8) million from translation differences.

Other financial income (expense) of SEK 6 million for the three months ended March 31, 2005 includes SEK 26 million related to the Company´s share of the results of two investments in VIEs and SEK (20) million for normal bank fees and the amortization of deferred financing charges for the 9 5/8% Senior Notes due 2012, the 7½% Senior Notes due 2013, the 7% Senior Notes due 2016, the $1 billion revolving credit facility issued in December 2004, bank loans and capital lease obligations. Other financial income (expense) of SEK 61 million for the three months ended March 31, 2004 includes SEK 73 million relating to amortization of the excess of SEK 658 million of the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. The remaining other financial income (expense) for the three months ended March 31, 2004 was SEK (12) million, including normal bank fees and the amortization of deferred financing charges.

Income taxes

Income taxes for the three months ended March 31, 2005 were SEK (8) million, consisting of current taxes of SEK (34) million and deferred taxes of SEK 26 million. Income taxes for the three months ended

Stena AB and Consolidated Subsidiaries

March 31, 2004 were SEK 20 million, consisting of current taxes of SEK (8) million and deferred taxes of SEK 28 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of March 31, 2005, the Company had total cash and marketable securities of SEK 4,055 million as compared with SEK 4,914 million at December 31, 2004.

For the three months ended March 31, 2005, cash flows used in operating activities amounted to SEK (366) million as compared to SEK (374) million in the first three months ended March 31, 2004. For the three months ended March 31, 2005, cash flows used in investing activities amounted to SEK (574) million, including SEK (626) million related to capital expenditures. For the three months ended March 31, 2004, cash flows used in investing activities amounted to SEK (1,452) million. Capital expenditures during the three months ended March 31, 2004 were SEK (1,260) million. Cash flows used in financing activities for the three months ended March 31, 2005 amounted to SEK (737) million, mainly relating to repayment of debt. For the three months ended March 31, 2004, cash flows provided by financing activities amounted to SEK 1,163 million.

Total construction in progress as of March 31, 2005 was SEK 507 million as compared to SEK 501 million at December 31, 2004. The remaining capital expenditure commitment for newbuildings on order as of March 31, 2005 was SEK 1,764 million, of which SEK 924 million is due within 2005 and all of which is due by 2006. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of March 31, 2005 decreased to SEK 22,932 million as compared with SEK 23,024 million as of December 31, 2004. The decrease related mainly to net repayment of debt, partly offset by the weakening of the SEK in the first three months of 2005 as compared to the US dollar, the British pound and the euro. As of March 31, 2005, $526 million was outstanding under the $1 billion revolving credit facility issued in December 2004, out of which $11 million related to bank guarantees issued. As of December 31, 2004, $638 million was utilized under this facility, of which $11 million was used for issuing of bank guarantees. Out of the $200 million 9 5/8% Senior Notes due 2012, the Company had repurchased a total of $8.1 principal amount million as of December 31, 2004. In the three months ended March 31, 2005, the Company repurchased another $5.6 million principal amount of these Senior Notes.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

The Company issued $200 million 9 5/8% Senior Notes due 2012 on November 27, 2002, $175 million 7½% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). Restricted Group Data represents the selected consolidated financial information excluding the property business segment (with the exception, so far, of the Bostads AB Drott group, aquired in 2004) and two subsidiaries, Stena Finanzverwaltungs AG and Stena Adactum AB, whose activities consist primarily of investing in securities. The property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were

Stena AB and Consolidated Subsidiaries

issued (the "Indentures"), the subsidiaries through which the property operations are conducted (except for the Bostads AB Drott group), together with Stena Finanzverwaltungs AG and Stena Adactum AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures. The Company is planning to transfer the Bostads AB Drott group to the wholly owned subsidiary Stena Fastigheter AB in June 2005, thereby transferring the Bostads AB Drott group from the Restricted group to the Unrestricted group.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.0640, the noon buying rate on March 31, 2005.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements — Restricted group

	Three month periods ended
	March 31, 2004	March 31, 2005
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	1,623	1,745	247
Drilling	341	374	53
Shipping	797	979	139
Net gain on sale of vessels	66	—	—
Total shipping	863	979	139
Property	—	248	35
Other	1	—	—
Total revenues	2,828	3,346	474

Direct operating expenses:
Ferry operations	(1,368)	(1,450)	(205)
Drilling	(209)	(294)	(42)
Shipping	(453)	(628)	(89)
Property	—	(118)	(16)
Other	(1)	—	—
Total direct operating expenses	(2,031)	(2,490)	(352)

Selling and administrative expenses	(347)	(394)	(56)
Depreciation and amortization	(375)	(394)	(56)

Total operating expenses	(2,753)	(3,278)	(464)

Income from operations	75	68	10
Financial income and expense:
Dividends received	1	4	1
Gain (loss) on securities, net	23	18	2
Interest income	31	12	2
Interest expense	(132)	(223)	(32)
Foreign exchange gains (losses), net	7	14	2
Other financial income (expense), net	62	(19)	(3)

Total financial income and expense	(8)	(194)	(28)

Income (loss) before taxes	67	(126)	(18)
Income taxes	13	(7)	(1)
Net income (loss)	80	(133)	(19)

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets — Restricted Group

	December 31, 2004	March 31, 2005 (unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	278	284	40
Tangible fixed assets:
Vessels	12,747	13,373	1,893
Construction in progress	501	507	72
Equipment	561	583	83
Property	12,337	12,409	1,757
Total tangible fixed assets	26,146	26,872	3,805
Financial fixed assets:
Marketable securities	141	160	22
Intercompany accounts, noncurrent	1,078	1,466	208
Other assets	2,850	2,962	419
Total noncurrent assets	30,493	31,744	4,494
Current assets:
Inventories	182	197	28
Trade debtors	917	1,049	149
Other receivables	714	651	92
Intercompany accounts, current	349	374	53
Prepaid expenses and accrued income	768	899	127
Short-term investments	994	1,317	186
Cash and cash equivalents	2,304	614	87
Total current assets	6,228	5,101	722

Total assets	36,721	36,845	5,216
STOCKHOLDERS´ EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock	5	5	1
Reserves	12,873	12,918	1,829
Total stockholders' equity	12,878	12,923	1,830

Provisions:
Deferred income taxes	1,923	1,902	269
Pension liabilities	399	404	57
Total provisions	2,322	2,306	326

Noncurrent liabilities:
Long-term debt	11,673	11,394	1,613
Senior notes	4,088	4,291	607
Capitalized lease obligations	1,259	1,294	183
Other noncurrent liabilities	88	94	14
Total noncurrent liabilities	17,108	17,073	2,417
Current liabilities:
Short-term debt	35	103	15
Capitalized lease obligations	38	39	6
Trade accounts payable	388	297	42
Income tax payable	91	114	16
Other	419	371	52
Intercompany balances, current	1,759	1,705	241
Accrued costs and prepaid income	1,683	1,914	271
Total current liabilities	4,413	4,543	643

Total stockholders' equity and liabilities	36,721	36,845	5,216

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow — Restricted Group

	Three month periods ended
	March 31, 2004	March 31, 2005
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income (loss)	80	(133)	(19)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	375	394	56
Gain on sale of property, vessels and equipment	(66)	—	—
Gain on securities, net	(23)	(18)	(2)
Unrealized foreign exchange (gains) losses	(95)	50	7
Deferred income taxes	(20)	(17)	(2)
Other non cash items	(66)	(10)	(1)
Net cash flows from trading securities	(290)	(657)	(93)
Changes in working capital	(298)	(24)	(4)
Net cash used in operating activities	(403)	(415)	(58)

Net cash flows from investing activities:
Purchase of intangible assets	—	(13)	(2)
Cash proceeds from sale of property, vessels and equipment	251	2	—
Capital expenditure on property, vessels and equipment	(1,184)	(596)	(85)
Proceeds from sale of securities	62	64	9
Purchase of securities	(82)	226	32
Increase of non-current assets	(9)	(7)	(1)
Other investing activities	(4)	2	—
Net cash used in investing activities	(966)	(322)	(47)

Net cash flows from financing activities:
Proceeds from issuance of debt	204	8	1
Principal payments on debt	(86)	(98)	(14)
Net change in borrowings on line-of-credit agreements	523	(500)	(71)
Principal payments on capital lease obligations	(11)	(10)	(1)
Net change in restricted cash accounts	(4)	11	2
Intercompany accounts	—	(388)	(55)
Other financing activities	98	12	2
Net cash provided by/(used in) financing activities	724	(965)	(136)

Effect of exchange rate changes on cash and cash equivalents	11	12	2

Net change in cash and cash equivalents	(634)	(1,690)	(239)

Cash and cash equivalents at beginning of period	1,623	2,304	326

Cash and cash equivalents at end of period	989	614	87

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Three month periods ended
	March 31, 2004	March 31, 2005
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	481	474	68

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by/(used in) operating activities is presented below:

	Three month periods ended
	March 31, 2004	March 31, 2005
	SEK	SEK	$
	(in millions)
Income from operations	75	68	10
Adjustments:
Interest income	31	12	2
Depreciation and amortization	375	394	56
Adjusted EBITDA	481	474	68
Adjustments:
Gain on sale of vessels	(66)	—	—
Net cash flows from trading securities	(290)	(657)	(93)
Interest expense	(132)	(223)	(32)
Foreign exchange (gains) losseses	(88)	64	9
Other non cash items	(66)	(10)	(1)
Changes in working capitalt income	(298)	(24)	(4)
Other items	56	(39)	(5)
Net cash provided by/(used in) operating activities	(403)	(415)	(58)